UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Entry into Material Agreement.

On April 10, 2026, Lion Wealth Management Limited (“Lion Wealth”), a wholly owned subsidiary of Lion Group Holdings Ltd. (the “Company”), entered into an exclusivity agreement (the “Exclusivity Agreement”) with Skyfame Realty (Holdings) Limited (In Liquidation) (“Skyfame”), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under stock code 00059.HK whose trading has been suspended, and its joint provisional liquidators. Pursuant to the Exclusivity Agreement, Lion Wealth has a six-month exclusivity period to facilitate the implementation of a proposed restructuring of Skyfame to enable resumption of trading of Skyfame’s shares on HKEX.

On April 14, 2026, the Company issued a press release announcing Lion Wealth’s entry into the Exclusivity Agreement. The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits

The following exhibits are being filed herewith.

Exhibit	Description
99.1	Press release, dated April 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2026

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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